File No. 70-



                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                  YANKEE ATOMIC ELECTRIC COMPANY
                   19 Midstate Drive, Suite 200
                   Auburn, Massachusetts 01501

             (Name and principal executive office of
                  company filing this statement)




                   NEW ENGLAND ELECTRIC SYSTEM

                       NORTHEAST UTILITIES

            (Name of top registered holding companies)


Thomas W. Bennet, Jr.              Kirk L. Ramsauer
Treasurer                          General Counsel and Clerk
19 Midstate Drive, Suite 200       25 Research Drive
Auburn, Massachusetts 01501        Westborough, Massachusetts 01582

           (Names and addresses of agents for service)


The Commission if requested to send copies of all notices, orders and Communications in connection with this declaration to:

                      John A. Ritsher, Esq.
                           Ropes & Gray
                     One International Place
                         Boston, MA 02110

Item 1. Description of Proposed Transactions
--------------------------------------------

A. Summary of Proposed Transactions

     Yankee Atomic Electric Company ("Yankee Atomic" or the "Company") proposes to repurchase pro rata from its stockholders (all of which are affiliates of Yankee Atomic) 95% of its presently outstanding Common Stock at a purchase price of $100 per share, an amount equal to the book value per share on June 30, 1999, on the condition that all its Stockholders tender their allotment of shares. The Company intends to accomplish this repurchase in one or more steps over the next one to two years. Thereafter, the Company will maintain minimal equity until it ultimately prepares to liquidate and wrap up its affairs.

B. Description of Yankee Atomic Electric Company
------------------------------------------------

     Yankee Atomic, an electric utility company, was incorporated as a Massachusetts electric utility in 1954. The organization of Yankee Atomic was sponsored by a group of New England utilities for the purpose of constructing and operating New England's first atomic powered electric generating plant, located in Rowe, Massachusetts (the Rowe plant). The Rowe plant was licensed to operate by the U.S. Nuclear Regulatory Commission (NRC). The Rowe plant operated commercially from 1961 until February, 1992, when it was permanently removed from service. The Rowe plant is currently being dismantled and decommissioned. The NRC regulates the ongoing decommissioning and spent fuel storage activities at the Rowe plant.

     The ten sponsoring utilities own the entire common capital stock of Yankee Atomic in the percentages shown in the table below. The sponsoring utilities have each entered into power contracts with Yankee Atomic (the Power Contracts, see Exhibit B hereto) that entitle them to and obligate them to purchase the output of the Rowe plant in the same percentages.


Sponsoring Company     Holding Company    Percentage of Stock & Power
---------------        ------------       ----------------------

New England Power Co.  New England Electric            30.0%

The Conn. Lt. & Pwr Co.                   Northeast Utilities         24.5%

Public Service Co. of NH                  Northeast Utilities         7.0%

Western Mass. Elec. Co.                   Northeast Utilities         7.0%

Boston Edison Co.      BECo - NSTAR                9.5%

Central Maine Power Co.                   CMP Group         9.5%

Montaup Electric Co.   Eastern Utilities           4.5%

Commonwealth Elec. Co. Commonwealth Energy System  2.5%

Cambridge Elect. Lt. Co.                  Commonwealth Energy System  2.0%

Central Vt. Public Service Corp.  Not Applicable       3.5%
                                                   ----
                                                   100%


     B. Description of Yankee Atomic Electric Company (continued)
     ------------------------------------------------------------

     In addition to owning and operating the Rowe plant, Yankee Atomic in 1968 was authorized to operate its Nuclear Services Division as a service company to provide engineering services at cost to the Rowe plant and other nuclear plants owned by the Company's affiliates. The Nuclear Services Division was sold on December 1, 1997.

     C.  Background
     --------------

     Yankee Atomic's current capital consists of $15,340,000 of equity evidenced by 153,400 shares of Common Stock, $100 par value per share, which are held by the ten sponsoring companies in the proportions indicated above. (See Exhibit I-1).
     As essentially a single purpose utility corporation, Yankee Atomic's economic life was primarily keyed to the operating life of its plant. When the plant ceased operation, the Company no longer had any electric revenue producing business and its primary activity since 1992 has been overseeing the decommissioning of the Rowe plant and the management of the Nuclear Services Division. As noted above, the Nuclear Services Division was sold in December, 1997. As a single purpose utility corporation there have been many corporate end of life issues. These issues required advanced financial planning to ensure that all costs associated to the Company's activities are paid for by the Sponsoring utilities of the Company for the electrical energy output produced over its life and that all assets are properly accounted for and depreciated. Such proper financial planning will allow an orderly winding-up of the Company's business to be accomplished concurrently with the decommissioning of the plant. The major future cash requirements which are not yet fully funded are the decommissioning of the plant, including interim storage of spent fuel. Decommissioning is being funded under the Power Contracts over the period ending June 30, 2000 approved by FERC in docket ER95-835-000 with monthly cash payments paid by the Sponsoring utilities to the decommissioning trust. In the event additional decommissioning funds are needed at any future period, the Power Contracts impose a non-cancelable obligation on the Sponsoring utilities to pay all decommissioning costs.

      In addition, there are balance sheet adjustments which must be made so that all assets are appropriately reduced to properly reflect their loss of value when the plant ceased to operate. The original plant including major capital additions and all tangible assets of the Company are being amortized as authorized by FERC as operating expenses during the remaining license lifetime of the Plant. The recovery of all investments and assets have been approved by FERC in docket ER-95-835-000 and will be fully recovered in cost of service rates by June 30, 2000. In the event additional cost of service (operating and expense) requirements are needed at any future period, the Power Contracts impose a non-cancelable obligation on the Sponsoring utilities to pay all cost of service expenses.

      Because no additional capital funds are required to amortize any of these assets or to fund any of those remaining end of life obligations, Yankee Atomic believes that appropriate steps should be taken to significantly reduce the Company's outstanding equity contemporaneously with its write-down of its assets.


      C.        Background (continued)
      --------------------------------

Discussion: The Company's capital structure as of June 30, 1999 was as follows:


Component                ($000)                   % of Total
---------                ------                   ----------

Bank Debt             $0                          0%
Common Equity         $15,340,000                100%
Total                 $15,340,000                100%


 Item 2. Fees, Commissions and Expenses.
----------------------------------------

      Estimated expenses of Yankee Atomic in connection with the repurchase of stock are shown on Exhibit G.

 Item 3. Applicable Statutory Provisions.
 ----------------------------------------

     Yankee Atomic is an indirect subsidiary of New England Electric System and of Northeast Utilities, each of which is a registered holding company. The acquisition of the Company's common stock from its stockholders is therefore subject to the provisions of Section 12(c) of the Act and of Rules 42 and 46 thereunder.

 Item 4. Regulatory Approval.
 ----------------------------

      No other state commission or any Federal Commission, other than the Securities and Exchange Commission, has jurisdiction over the proposed transactions.

 Item 5. Procedure.
 -------------------

      Yankee Atomic does not request a hearing on this Declaration and requests that the Commission issue its order as soon as practicable after the filing hereof.

 Without prejudice to its right to modify the same if a hearing should be ordered on this Declaration, Yankee Atomic hereby makes the following specifications required by paragraph (B) of Item 5 of Form U-1;

      1. There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

      2. The Division of Corporate Regulation may assist in the preparation of the Commission's decision.

      3. There should not be a 30-day waiting period between issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements.
------------------------------------------

(a)  EXHIBITS Filed herewith:
     A-1  Composite Form of Power Contract, as amended to date

     B-1  Long-Term Financial Projections through 2000

     F-I Opinion of Ropes & Gray as to matters required by Instruction F- I to Exhibits to Form U-1

     G-1  Yankee Atomic's Estimated Fees and Expenses

     H.   Proposed Form of Notice

(b)  FINANCIAL STATEMENTS

     1-1  Balance Sheet of Yankee Atomic as of June 30, 1999.
     1-2  Statement of Earnings and Retained Earnings of Yankee
          Atomic for the period ending June 30, 1999.

     Financial Statements of the top registered holding companies, New England Electric System and Northeast Utilities, have been omitted as not being necessary to a consideration of this application.

Item 7. Information as to Environmental Effects.
------------------------------------------------

     The proposed transactions do not involve a major Federal action significantly affecting the quality of the human environment.

                           SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                         YANKEE ATOMIC ELECTRIC COMPANY

                            s/Thomas W. Bennet

                         By:_________________________________
                         Thomas W. Bennet, Jr., Vice President,
                         Treasurer, and Chief Financial Officer


October 19, 1999